Exhibit 99.1

Condensed Consolidated Interim Financial Statements

March 31, 2018

(Unaudited)

TASEKO MINES LIMITED

Condensed Consolidated Statements of Comprehensive Income (Loss)

(Cdn$ in thousands, except share and per share amounts)

(Unaudited)

		Three months ended March 31,
	Note	2018	2017

Revenues	4	64,179	104,389
Cost of sales
Production costs	5	(50,635)	(50,962)
Depletion and amortization	5	(14,780)	(9,577)
Earnings (loss) from mining operations		(1,236)	43,850

General and administrative		(4,751)	(5,170)
Share-based compensation recovery (expense)	15b	995	(3,290)
Exploration and evaluation		(845)	(475)
Loss on derivatives	6	(143)	(1,621)
Other income		331	224
Income (loss) before financing costs and income taxes		(5,649)	33,518

Finance expenses	7	(9,311)	(8,034)
Finance income		323	331
Foreign exchange gains (loss)		(7,922)	2,691
Income (loss) before income taxes		(22,559)	28,506

Income tax (expense) recovery	8	4,078	(12,027)
Net income (loss)		(18,481)	16,479

Other comprehensive income (loss):
Unrealized income (loss) on financial assets	3b, 9	(702)	730
Foreign currency translation reserve		3,435	(1,047)
Total other comprehensive income (loss)		2,733	(317)

Total comprehensive income (loss)		(15,748)	16,162

Earnings (loss) per share
Basic		(0.08)	0.07
Diluted		(0.08)	0.07

Weighted average shares outstanding (thousands)
Basic		227,079	223,314
Diluted		227,079	226,228

The accompanying notes are an integral part of these consolidated interim financial statements.

TASEKO MINES LIMITED

Condensed Consolidated Statements of Cash Flows

(Cdn$ in thousands)

(Unaudited)

		Three months ended March 31,
	Note	2018	2017
Operating activities
Net income (loss) for the period		(18,481)	16,479
Adjustments for:
Depletion and amortization		14,780	9,577
Income tax expense (recovery)	8	(4,078)	12,027
Share-based compensation expense (recovery)	15b	(839)	3,359
Loss on derivatives	6	143	1,621
Finance expenses, net		8,988	7,703
Unrealized foreign exchange (gain) loss		8,332	(2,677)
Deferred revenue deposit	13	-	44,151
Amortization of deferred revenue	13	(848)	(319)
Deferred electricity repayments		(3,828)	(544)
Other operating activities		-	28
Net change in non-cash working capital	17	7,387	(11,640)
Cash provided by operating activities		11,556	79,765

Investing activities
Purchase of property, plant and equipment	11	(24,677)	(15,439)
Purchase of copper put options	6	-	(430)
Other investing activities		214	127
Cash used for investing activities		(24,463)	(15,742)

Financing activities
Interest paid		(394)	(611)
Repayment of capital leases and equipment loans		(3,227)	(4,562)
Proceeds on exercise of options and warrants		130	2,226
Cash used for financing activities		(3,491)	(2,947)
Effect of exchange rate changes on cash and equivalents		399	(812)
Increase (decrease) in cash and equivalents		(15,999)	60,264
Cash and equivalents, beginning of year		80,231	89,030
Cash and equivalents, end of period		64,232	149,294

Supplementary cash flow disclosures	17

The accompanying notes are an integral part of these consolidated interim financial statements.

TASEKO MINES LIMITED

Condensed Consolidated Balance Sheets

(Cdn$ in thousands)

(Unaudited)

		March 31,	December 31,
	Note	2018	2017
ASSETS
Current assets
Cash and equivalents		64,232	80,231
Accounts receivable		15,259	21,618
Other financial assets	9	2,018	2,774
Inventories	10	36,862	39,639
Current tax receivable		48	–
Prepaids		892	1,474
		119,311	145,736

Property, plant and equipment	11	819,734	797,265
Other financial assets	9	40,612	40,537
Goodwill		5,316	5,172
		984,973	988,710

LIABILITIES
Current liabilities
Accounts payable and other liabilities		49,568	47,382
Current income tax payable		–	302
Current portion of long-term debt	12	10,513	11,270
Current portion of deferred revenue	13	3,649	1,312
Interest payable on senior secured notes		8,227	1,143
		71,957	61,409

Long-term debt	12	324,734	317,948
Provision for environmental rehabilitation (“PER”)		109,515	107,874
Deferred and other tax liabilities		84,686	89,045
Deferred revenue	13	38,791	39,640
Other financial liabilities	14	3,539	5,714
		633,222	621,630

EQUITY
Share capital	15	422,268	422,091
Contributed surplus		48,767	47,478
Accumulated other comprehensive income (“AOCI”)		3,122	389
Deficit		(122,406)	(102,878)
		351,751	367,080
		984,973	988,710

Commitments and contingencies	13, 16
Subsequent event	20

The accompanying notes are an integral part of these consolidated interim financial statements.

TASEKO MINES LIMITED

Condensed Consolidated Statements of Changes in Equity

(Cdn$ in thousands)

(Unaudited)

		Share	Contributed
	Note	capital	surplus	AOCI	Deficit	Total

Balance at January 1, 2017		417,975	45,747	12,357	(137,140)	338,939
Issuance of warrants (Note 15c)		-	1,876	-	-	1,876
Share-based compensation		-	1,454	-	-	1,454
Exercise of options and warrants		3,135	(909)	-	-	2,226
Total comprehensive income (loss) for the period		-	-	(317)	16,479	16,162
Balance at March 31, 2017		421,110	48,168	12,040	(120,661)	360,657

Balance at December 31, 2017		422,091	47,478	389	(102,878)	367,080
Adjustment on initial application of IFRS 15	3	-	-	-	(1,047)	(1,047)
Adjusted balance at January 1, 2018		422,091	47,478	389	(103,925)	366,033
Share-based compensation		-	1,336	-	-	1,336
Exercise of options and warrants		177	(47)	-	-	130
Total comprehensive income (loss) for the period		-	-	2,733	(18,481)	(15,748)
Balance at March 31, 2018		422,268	48,767	3,122	(122,406)	351,751

The accompanying notes are an integral part of these consolidated interim financial statements.

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands - unaudited)

1.	REPORTING ENTITY

Taseko Mines Limited (the “Company” or “Taseko”) is a corporation governed by the British Columbia Business Corporations Act. The unaudited condensed consolidated interim financial statements of the Company as at and for the three month period ended March 31, 2018 comprise the Company, its subsidiaries and its 75% interest in the Gibraltar joint venture since its formation on March 31, 2010. The Company is principally engaged in the production and sale of metals, as well as related activities including exploration and mine development, within the province of British Columbia, Canada and the State of Arizona, USA. Seasonality does not have a significant impact on the Company’s operations.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting and follow the same accounting policies and methods of application as the Company’s most recent annual financial statements, except as disclosed in Note 3. These condensed consolidated interim financial statements do not include all of the information required for full consolidated annual financial statements and should be read in conjunction with the consolidated financial statements of the Company as at and for the year ended December 31, 2017, prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

These condensed consolidated interim financial statements were authorized for issue by the Company’s Board of Directors on May 1, 2018.

(b)	Use of judgments and estimates

In preparing these condensed consolidated interim financial statements, management has made judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

The significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those applied to the consolidated financial statements as at the year ended December 31, 2017, except for new judgments in the determination of the financing component with respect to the silver purchase and sale agreement presented as deferred revenue (Note 3) and in the determination of the amount of insurance recoverable (Note 5).

3.	CHANGES IN SIGNIFICANT ACCOUNTING POLICIES

The Company has applied the following revised or new IFRS that were issued and effective January 1, 2018:

(a)	IFRS 15, Revenue from Contracts with Customers

The Company has adopted IFRS 15 effective January 1, 2018 using the cumulative effect method. Accordingly, the comparative information presented for 2017 has not been restated and is accounted for under under IAS 18 Revenue.

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands - unaudited)

Under IFRS 15, revenue is recognized when a customer obtains control of the goods or services and the Company has satisfied its performance obligation. Determining the timing of the transfer of control, at a point in time or over time, requires judgment. Cash received in advance of meeting these conditions is recorded as deferred revenue.

Under the terms of the Company’s concentrate sales contracts, the final sales amount is based on final assay results and quoted market prices which may be in a period subsequent to the date of sale. Revenues for these sales, net of treatment and refining charges are recorded when the customer obtains control of the concentrate, based on an estimate of metal contained using initial assay results and forward market prices for the expected date that final sales prices will be fixed. The period between provisional pricing and final settlement can be up to four months. This settlement receivable is recorded at fair value each reporting period by reference to forward market prices until the date of final pricing, with the changes in fair value recorded as an adjustment to revenue.

There have been no significant changes in the accounting for copper and molybdenum concentrate revenue as a result of the transition to IFRS 15.

Deferred revenue

Deferred revenue arose from an up-front payment received by the Company in consideration for future commitments as specified in its silver streaming arrangement. Revenue from the streaming arrangement is recognized when the customer obtains control of the silver metal and the Company has satisfied its performance obligations.

The Company identified a significant financing component related to its streaming arrangement resulting from a difference in the timing of the up-front consideration received and the delivery of the promised metal. Interest expense on deferred revenue is recognized as a finance expense. The interest rate is determined based on the rate implicit in the streaming agreement at the date of inception. The deferred revenue continues to be amortized and recognized in revenue on a per unit basis using the number of silver ounces expected to be delivered over the life of the Gibraltar Mine. However on transition to IFRS 15, the revenue per silver ounce has changed due to the recognition of the financing component of the deferred revenue. The transitional adjustment for the recognition of the financing component is disclosed in Note 13.

The initial consideration received from the streaming arrangement is considered variable, subject to changes in the total silver ounces to be delivered. Changes to variable consideration will be reflected in revenue in the consolidated statement of income (loss) in the period the change is identified.

The following table summarizes the impact of transition to IFRS 15 on deficit at January 1, 2018:

Deficit, as at December 31, 2017	(102,878)
Deferred revenue adjustment, net of tax (Note 13)	(1,047)
Deficit after adoption of IFRS 15, as at January 1, 2018	(103,925)

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands - unaudited)

The following table summarizes the impact of adopting IFRS 15 on the Company’s condensed consolidated interim balance sheet as at March 31, 2018:

			Amounts
			without
			Adoption of
	As reported	Adjustments	IFRS 15

Current portion of deferred revenue	3,649	2,337	1,312
Deferred tax liability	84,686	(465)	85,151
Deferred revenue	38,791	(615)	39,406
Deficit	(122,406)	(1,257)	(121,149)

The following table summarizes the impact of adopting IFRS 15 on the Company’s condensed consolidated interim statement of comprehensive income (loss) for the three months ended March 31, 2018:

			Amounts
			without
			Adoption of
	As reported	Adjustments	IFRS 15
Revenue	64,179	613	63,566
Finance expenses	(9,311)	(901)	(8,410)
Income tax recovery	4,078	78	4,000
Net loss	(18,481)	(210)	(18,271)
Total comprehensive loss	(15,748)	(210)	(15,538)

(b)	IFRS 9, Financial Instruments

The Company adopted IFRS 9 effective January 1, 2018. There have been no changes to the carrying value of any of the Company’s assets or liabilities as a result of this new accounting standard. The Company has taken an exemption not to restate comparative information for prior periods with respect to the classification and measurement requirements of IFRS 9. Accordingly, the comparative information for 2017 is presented under IAS 39.

The adoption of IFRS 9 has not had a significant effect on the Company’s accounting policies related to financial liabilities and derivative financial instruments. The impact of IFRS 9 on the classification and measurement of financial assets is set out below.

Under IFRS 9, on initial recognition, a financial asset is classified as measured at: amortized cost; Fair Value through Other Comprehensive Income (FVOCI); or Fair Value from Profit or Loss (FVPL). The classification of financial assets under IFRS 9 is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVPL:

-	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and
-	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands - unaudited)

On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in OCI. This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVPL. This includes all derivative financial assets. On initial recognition, the Company may irrevocably designate a financial asset as FVPL if doing so significantly reduces an accounting mismatch that would otherwise arise.

The following accounting policies apply to the subsequent measurement of financial assets.

i)	Financial assets at FVPL - These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

ii)

Financial assets at amortized cost - These assets are subsequently measured at amortized cost using the effective interest method, and reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

iii)

Equity investments at FVOCI - These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

The following table explains the original measurement categories under IAS 39 and the new measurement categories under IFRS 9 for each class of the Company’s financial assets as at January 1, 2018:

		Original	New
		Classification	Classification
		under	under
	Footnote	IAS 39	IFRS 9
Financial assets
Cash and cash equivalents		Loans and receivables	Amortized cost
Accounts receivables		Loans and receivables	Amortized cost
Settlement receivables		Fair value – non-hedge derivative instrument	FVPL
Copper put option contracts		Fair value – non-hedge derivative instrument	FVPL
Marketable securities	(1)	Available-for-sale	FVOCI
Investment in subscription receipts	(1)	Available-for-sale	FVOCI
Reclamation deposits	(1)	Available-for-sale	FVOCI
Restricted cash		Loans and receivables	Amortized cost

(1)

These equity related securities represent investments that the Company intends to hold for the long-term. As permitted by IFRS 9, the Company has designated these investments at the date of initial application as measured at FVOCI.

(c)	IFRS 16, Leases

In January 2016, the IASB issued IFRS 16 Leases. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a lease contract. IFRS 16 is effective for annual periods beginning on or after January 1, 2019. A company can choose to apply IFRS 16 before that date

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands - unaudited)

but only if it also applies IFRS 15 Revenue from Contracts with Customers. Upon adoption of IFRS 16, the Company anticipates it will record a material balance of lease assets and associated lease liabilities related to leases on the Consolidated Balance Sheet at January 1, 2019. The Company plans to apply IFRS 16 at the date it becomes effective and has not yet quantified the impact of this standard on its consolidated financial statements.

4.	REVENUE

	Three months ended March 31,
	2018	2017
Copper contained in concentrate	66,143	103,502
Molybdenum concentrate	5,014	6,468
Silver (Notes 3 and 13)	940	767
Price adjustments on settlement receivables	(3,305)	3,706
Total gross revenue	68,792	114,443
Less: Treatment and refining costs	(4,613)	(10,054)
Revenue	64,179	104,389

5.	COST OF SALES

	Three months ended March 31,
	2018	2017
Site operating costs	48,877	47,150
Transportation costs	2,829	5,217
Insurance recoverable	(4,000)	-
Changes in inventories of finished goods	(967)	(233)
Changes in inventories of ore stockpiles	3,896	(1,172)
Production costs	50,635	50,962
Depletion and amortization	14,780	9,577
Cost of sales	65,415	60,539

Cost of sales consists of site operating costs (which include personnel costs, mine site supervisory costs, non-capitalized stripping costs, repair and maintenance costs, consumables, operating supplies and external services), transportation costs, and depletion and amortization.

The Company is pursuing an insurance claim related to the Cariboo region wildfires in July 2017. The amount of the insurance claim has not been finalized and is currently estimated to be in the range of $4,000 to $10,000 (75% basis). As at March 31, 2018, the Company has recorded an insurance recoverable of $4,000.

6.	DERIVATIVE INSTRUMENTS

In the fourth quarter of 2017, the Company purchased copper put option contracts for 15 million pounds of copper with maturity dates in the second quarter of 2018, at a strike price of US$2.80 per pound, at a total costs of $993. Details of the copper put options outstanding at March 31, 2018 are summarized in the following table:

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands - unaudited)

	Notional amount	Strike price	Maturity Date	Fair value asset
Copper put option contracts	15 million lbs	US$2.80 per lb	Q2 2018	187

The following table outlines the gains and losses associated with derivative instruments:

	Three months ended March 31,
	2018	2017
Realized loss on copper put options	1,308	155
Unrealized (gain) loss on copper put options	(1,165)	52
Change in fair value of copper call option	-	1,414
	143	1,621

The copper call option was repurchased in June 2017 and is no longer outstanding.

7.	FINANCE EXPENSES

	Three months ended March 31,
	2018	2017
Interest expense	7,810	7,486
Finance expense – deferred revenue (Notes 3 and 13)	901	-
Accretion on PER	600	548
	9,311	8,034

8.	INCOME TAX

	Three months ended March 31,
	2018	2017
Current expense	-	648
Deferred expense (recovery)	(4,078)	11,379
	(4,078)	12,027

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands - unaudited)

9.	OTHER FINANCIAL ASSETS

	March 31, 2018	December 31, 2017
Current:
Marketable securities	1,831	2,444
Copper put option contracts (Note 6)	187	330
	2,018	2,774
Long-term:
Investment in subscription receipts	2,400	2,400
Reclamation deposits	30,712	30,637
Restricted cash	7,500	7,500
	40,612	40,537

10.	INVENTORIES

	March 31, 2018	December 31, 2017
Ore stockpiles	4,165	9,332
Copper contained in concentrate	6,819	5,933
Molybdenum concentrate	298	217
Materials and supplies	25,580	24,157
	36,862	39,639

During the three month period ended March 31, 2018, the Company recorded a net impairment of $370 to adjust the carrying value of ore stockpiles to net realizable value. The adjustment was included in cost of sales as a change in inventory of ore stockpile.

11.	PROPERTY, PLANT & EQUIPMENT

During the three month period ended March 31, 2018, the Company capitalized stripping costs of $14,675 and incurred other capital expenditures for Gibraltar of $1,621. In addition, the Company capitalized development costs of $15,437 for the Florence Copper and $310 for the Aley Niobium projects. Additions to property, plant and equipment also include $1,216 of non-cash depreciation on mining assets related to capitalized stripping.

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands - unaudited)

12.	DEBT

	March 31, 2018		December 31, 2017

	Carrying Value	Fair Value	Carrying Value	Fair Value
Current:
Capital leases	9,187	9,224	9,651	9,697
Secured equipment loans	1,326	1,344	1,619	1,602
	10,513	10,568	11,270	11,299
Long-term:
Senior secured notes	311,334	336,421	302,085	322,306
Capital leases	11,947	11,995	14,110	14,178
Secured equipment loans	1,453	1,476	1,753	1,727
	324,734	349,892	317,948	338,211

13.	DEFERRED REVENUE

On March 3, 2017, the Company entered into a silver stream purchase and sale agreement with Osisko Gold Royalties Ltd. (“Osisko”), whereby the Company received an upfront cash deposit payment of US$33 million for the sale of an equivalent amount of its 75% share of Gibraltar payable silver production until 5.9 million ounces of silver have been delivered to Osisko. After that threshold has been met, 35% of an equivalent amount of Taseko’s share of all future payable silver production from Gibraltar will be delivered to Osisko. In addition to the initial deposit, the Company receives cash payments of US$2.75 per ounce for all silver deliveries made under the agreement.

The Company recorded the initial deposit as deferred revenue and recognizes amounts in revenue as silver is delivered to Osisko. The amortization of deferred revenue is calculated on a per unit basis using the estimated total number of silver ounces expected to be delivered to Osisko over the life of the Gibraltar Mine. The current portion of deferred revenue is an estimate based on deliveries anticipated over the next twelve months.

The silver sale agreement has a minimum term of 50 years and automatically renews for successive 10-year periods as long as Gibraltar mining operations are active. If the initial deposit is not fully reduced through silver deliveries at current market prices at time of the deliveries, a cash payment for the remaining amount will be due to Osisko at the expiry date of the agreement. The Company’s obligations under the agreement are secured by a pledge of Taseko’s 75% interest in the Gibraltar Joint Venture.

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands - unaudited)

The following table summarizes changes in deferred revenue including the change on adoption of IFRS 15:

Upfront cash deposit	44,151
Issuance of warrants	(1,876)
Amortization of deferred revenue	(1,323)
Balance at December 31, 2017	40,952
Transitional adjustment for IFRS 15 (Note 3)	1,435
Finance expense (Notes 3)	901
Amortization of deferred revenue	(848)
Balance at March 31, 2018	42,440

Deferred revenue is reflected in the condensed consolidated interim balance sheets as follows:

	March 31, 2018	December 31, 2017
Current	3,649	1,312
Non-current	38,791	39,640
	42,440	40,952

14.	OTHER FINANCIAL LIABILITIES

	March 31, 2018	December 31, 2017
Long-term:
Deferred share units (Note 15b)	3,539	5,714

15.	EQUITY

(a)	Share capital

Common shares (thousands)
Common shares outstanding at January 1, 2018	227,000
Exercise of share options	146
Common shares outstanding at March 31, 2018	227,146

The Company’s authorized share capital consists of an unlimited number of common shares with no par value.

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands - unaudited)

(b)	Share-Based Compensation

	Options (thousands)	Average price
Outstanding at January 1, 2018	9,281	1.40
Granted	1,695	2.86
Exercised	(146)	0.89
Outstanding at March 31, 2018	10,830	1.63
Exercisable at March 31, 2018	9,083	1.51

During the three month period ended March 31, 2018, the Company granted 1,694,500 (2017 – 1,910,500) share options to directors, executives and employees, exercisable at an average exercise price of $2.86 per common share over a three to five year period. The total fair value of options granted was $2,474 (2017 – $1,165) based on a weighted average grant-date fair value of $1.46 (2017 – $0.61) per option.

The fair value at grant date of the share option plan was measured based on the Black-Scholes formula. Expected volatility is estimated by considering historic average share price volatility. The inputs used in the measurement of the fair values at grant date of the share-based payment plans are the following:

Three months ended March 31, 2018
Expected term (years)	4.4
Forfeiture rate	0%
Volatility	63%
Dividend yield	0%
Risk-free interest rate	1.8%
Weighted-average fair value per option	$1.46

The Company has other share-based compensation plans in the form of Deferred Share Units (“DSUs”) and Performance Share Units (“PSUs”).

The continuity of DSUs and PSUs issued and outstanding is as follows:

	DSUs	PSUs
	(thousands)	(thousands)
Outstanding at January 1, 2018	1,943	1,219
Granted	385	400
Outstanding at March 31, 2018	2,328	1,619

During the three month period ended March 31, 2018, 385,000 DSUs were issued to directors (2017 - 620,000) and 400,000 PSUs to senior executives (2017 – 400,000). The fair value of DSUs and PSUs granted was $2,982 (2017 - $1,301), with a weighted average fair value at the grant date of $2.86 per unit for the DSUs (2017 - $1.28 per unit) and $4.70 per unit for the PSUs (2017 - $2.33 per unit).

For the three month period ended March 31, 2018, the Company recognized total share-based compensation recovery of $839 (Q1:2017: $3,359 expense).

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands - unaudited)

(c)	Share Purchase Warrants

In March, 2017, the Company issued 3,000,000 share purchase warrants as part of the silver stream purchase and sale agreement (Note 13).

16.	COMMITMENTS AND CONTINGENCIES

(a) Commitments

The Company is a party to certain contracts relating to capital expenditures, operating leases and service and supply agreements. Future minimum payments under these agreements as at March 31, 2018 are presented in the following table:

Remainder of 2018	11,873
2019	2,454
2020	1,469
2021	417
2022	240
2023 and thereafter	-
Total commitments	16,453

As at March 31, 2018, the Company had commitments to incur capital expenditures of $3,311 (2017: $nil) for Florence Copper and $2,189 (2017 - $nil) for the Gibraltar joint venture, of which the Company’s share is $1,642.

(b)	Contingencies

The Company has guaranteed 100% of certain capital lease and equipment loans entered into by the Gibraltar joint venture in which it holds a 75% interest. As a result, the Company has guaranteed the joint venture partner’s 25% share of this debt which amounted to $7,971 as at March 31, 2018.

17.	SUPPLEMENTARY CASH FLOW INFORMATION

	Three months ended March 31,
	2018	2017
Change in non-cash working capital items
Accounts receivable	6,359	(13,909)
Inventories	1,506	(605)
Prepaids	581	448
Accounts payable and accrued liabilities	(875)	2,440
Interest payable	166	(14)
Income tax paid	(350)	-
	7,387	(11,640)
Non-cash financing activities
Share purchase warrants issued (Note 13)	-	1,876
Share purchase warrants exercised	-	(830)
	-	1,046

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands - unaudited)

18.	RELATED PARTIES

Related Party Transactions

	Transaction value for the three months ended March 31,		Due (to) from related parties as at March 31,
	2018	2017	2018	2017
Hunter Dickinson Services Inc.:
General and administrative expenses	338	354
Exploration and evaluation expenses	13	38
	351	392	(47)	(151)
Gibraltar Joint Venture:
Management fee income	292	293
Reimbursable compensation expenses and third party costs	34	27
	326	320	236	226

Three directors of the Company are also principals of Hunter Dickinson Services Inc. (“HDSI”), a private company. HDSI invoices the Company for their executive services (director fees) and for other services provided by HDSI. For the three month period ended March 31, 2018, the Company incurred total costs of $351 (Q1 2017: $392) in transactions with HDSI. Of these, $126 (Q1 2017: $166) related to administrative, legal, exploration and tax services, $155 related to reimbursements of office rent costs (Q1 2017: $156), and $70 (Q1 2017: $70) related to director fees for two Taseko directors who are also principals of HDSI.

Under the terms of the joint venture operating agreement, the Gibraltar Joint Venture pays the Company a management fee for services rendered by the Company as operator of the Gibraltar Mine. In addition, the Company pays certain expenses on behalf of the Gibraltar Joint Venture and invoices the Joint Venture for these expenses.

19.	FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value, by reference to the reliability of the inputs used to estimate the fair values.

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company has certain financial assets and liabilities that are measured at fair value on a recurring basis and uses the fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, with Level 1 inputs having the highest priority.

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands - unaudited)

	Level 1	Level 2	Level 3	Total
March 31, 2018
Financial assets designated as FVPL
Copper put option contracts	-	187	-	187
Financial assets irrevocably designated as FVOCI
Marketable securities	1,831	-	-	1,831
Investment in subscription receipts	-	-	2,400	2,400
Reclamation deposits	30,712	-	-	30,712
	32,543	187	2,400	35,130
December 31, 2017
Financial assets designated as FVPL
Copper put option contracts	-	331	-	331
Financial assets irrevocably designated as FVOCI
Marketable securities	2,444	-	-	2,444
Investment in subscription receipts	-	-	2,400	2,400
Reclamation deposits	30,638	-	-	30,638
	33,082	331	2,400	35,813

There have been no transfers between fair value levels during the reporting period. The carrying value of cash and equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair value as at March 31, 2018.

The fair value of the senior secured notes, a Level 1 instrument, is determined based upon publicly available information. The fair value of the capital leases and secured equipment loans, Level 2 instruments, are determined through discounting future cash flows at an interest rate of 4.1% based on the relevant loans effective interest rate.

The fair values of the Level 2 instruments are based on broker quotes. Similar contracts are traded in an active market and the broker quotes reflect the actual transactions in similar instruments.

The Company’s metal concentrate sales contracts are subject to provisional pricing with the selling price adjusted at the end of the quotational period. At each reporting date, the Company’s settlement receivable on these contracts are marked-to-market based on a quoted forward price for which there exists an active commodity market.

The subscription receipts, a Level 3 instrument, are valued based on a management estimate. As the subscription receipts are an investment in a private exploration and development company, there are no observable market data inputs. At March 31, 2018 the estimated fair value of the investment has been based on the market capitalization of comparable public companies.

Commodity Price Risk

The Company is exposed to the risk of fluctuations in prevailing market commodity prices on the metals it produces. To manage the Company’s operating margins effectively in volatile metals markets, the Company enters into copper option contracts. The amount and duration of the hedge position is based on an assessment of business-specific risk elements combined with the copper pricing outlook. Copper option contracts are typically extended adding incremental quarters at established put strike prices to provide the necessary price protection.

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands - unaudited)

Provisional pricing mechanisms embedded within the Company’s sales arrangements have the character of a commodity derivative and are carried at fair value as part of accounts receivable. The table below summarizes the impact on revenue and receivables for changes in commodity prices on the fair value of derivatives and the provisionally invoiced sales volumes.

As at March 31, 2018
Copper increase/decrease by US$0.30/lb.[1,2]	5,894

1The analysis is based on the assumption that the period end copper price increases 10% with all other variables held constant. The relationship between the period-end copper price and the strike price of copper options has significant influence over the fair value of the derivatives. As such, a 10% decrease in the year-end copper price will not result in an equal but opposite impact on earnings after tax and equity. The closing exchange rate for the three months ended March 31, 2018 of CAD/USD 1.2894 was used in the analysis.

2At March 31, 2018, 15 million pounds of copper in concentrate were exposed to copper price movements.

The sensitivities in the above tables have been determined with foreign currency exchange rates held constant. The relationship between commodity prices and foreign currencies is complex and movements in foreign exchange can impact commodity prices. The sensitivities should therefore be used with care.

20.	SUBSEQUENT EVENT

Subsequent to March 31, 2018, the Company purchased copper put option contracts for a total of 15 million pounds of copper with maturities spread evenly over the third quarter of 2018, at a strike price of US$2.80 per pound. The total cost of these put options was $661.